SPECIAL MEETING OF SHAREHOLDER

                                       OF

                                 CLASS C SHARES

                                     OF THE

                            PRINCIPAL BOND FUND, INC.


680 8TH Street, Des Moines, Iowa            July 1, 1999               3:00 p.m.


A special meeting of the shareholder of Class C shares of the Principal Bond Fund, Inc. was held at 680 8th Street, Des Moines, Iowa at 3:00 p.m. on July 1, 1999.

The meeting was called to order by Mr. M. J. Beer, who presided as chairman of the meeting. Mr. B. L. Agnew acted as secretary of the meeting. Also present was Mr. E. H. Gillum.

The Secretary reported the only shareholder of Class C shares of the Corporation was Principal Life Insurance Company, that all such shares were represented by proxies held by Mr. Gillum and that a quorum was present.

The Chairman directed that the proxies be appended to the minutes of this meeting.

The Chairman stated it would be in order to consider ratification and approval of the Distribution and Shareholder Servicing Plan and Agreement for Class C shares adopted by the Board of Directors pursuant to Rule 12b-1 of the Investment Company Act of 1940. A copy of said Agreement was presented at the meeting. Thereupon, the following resolution was duly adopted by the vote of all the outstanding shares of Class C shares of the Common Stock of the Corporation:

         "BE IT RESOLVED, That the Distribution and Shareholder Servicing Plan and Agreement for Class C shares between the Corporation and Princor Financial Services Corporation, which was approved by the Board of Directors, including a majority of the non-interested directors thereof, be, and it hereby is, ratified and approved."

There being no further business, the meeting was adjourned.



                                                    /s/ B. L. Agnew
                                                  Secretary of the Meeting